Final Term Sheet

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 12, 2019 and the Prospectus dated May 15, 2018

Registration Nos. 333-224947 and 333-224947-01

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

Fully and unconditionally guaranteed by American Campus Communities, Inc.

$400 million 3.300% Senior Notes due 2026

Issuer:	American Campus Communities Operating Partnership LP

Guarantor:	American Campus Communities, Inc.

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (Stable outlook) and
BBB by Standard & Poor’s Ratings Services (Stable outlook)

Form of Offering:	SEC Registered

Aggregate Principal Amount:	$400 million

Trade Date:	June 12, 2019

Settlement Date:	June 21, 2019 (T+7); under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the closing date for the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Stated Maturity Date:	July 15, 2026

Coupon:	3.300% per annum

1 Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Public Offering Price:	99.704% of the principal amount, plus accrued and unpaid interest, if any from June 21, 2019

Yield to Maturity:	3.347%

Benchmark Treasury:	2.125% due May 31, 2026

Benchmark Treasury Yield:	1.997%

Spread to Benchmark Treasury:	T+135 bps

Net Proceeds (before expenses):	$396,316,000

Optional Redemption:	The redemption price for notes that are redeemed prior to May 15, 2026 (two months prior to the Stated Maturity Date of the notes) will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due if such notes matured on May 15, 2026 (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

The redemption price for notes that are redeemed on or after May 15, 2026 will be equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

CUSIP / ISIN:	024836 AE8 / US024836AE87

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Jefferies LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
Capital One Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
Sandler O’Neill & Partners, L.P.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

American Campus Communities, Inc. and the issuer have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that American Campus Communities, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about American Campus Communities, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, American Campus Communities, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Deutsche Bank Securities Inc., toll free at 800-503-4611; J.P. Morgan Securities LLC, collect at 212-834-4533; and Wells Fargo Securities, LLC, toll free at 800-645-3751.